Mail Stop 3561
      March 27, 2006

Reed T. Buley
President
Slopestyle Corporation
111 Hughes Court
Wylie, TX 75225

      Re:	Slopestyle Corporation
      Registration Statement on Form SB-1
      Filed February 28, 2006
		File No. 333-132082

Dear Mr. Buley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Facing Page
1. We note that you state on the facing page of your registration statement that you are relying on Rule 415 for sale of your securities. Please revise to include a box next to your disclosure and to check the box on the facing page of your registration statement.
2. Please revise to disclose any minimum required purchase amounts.
3. We note that investor`s funds will be held uncashed by your attorney. Please note that Rule 15c2-4 requires that funds be promptly deposited in a separate bank account. Please advise us or revise your disclosure. If you have entered into an escrow agreement or a similar agreement governing the custody of the funds, then please include a copy of the agreement as an exhibit.

Use of Proceeds, page 3
4. We note that your disclosure provides three categories of expenses. Please revise your disclosure to provide the amounts to be used for each category.  In addition, if you are indicating the order
of priority for the use of proceeds, then please similarly revise your disclosure on pages 9-10 to discuss the order of priority. Further, we note that you disclose information in the event the minimum and maximum amounts of common stock are sold; please also include a column reflecting the use of proceeds in the event that 50%
of the offering amount is sold.

Risk Factors, page 4
5. Please describe how you determined the offering price of $0.50 and discuss the risk of the method for determining the offering price when no public market currently exists for your common stock.
6. Please include a risk factor that discusses how you rely on subcontractors to generate revenues and that subcontractors perform the actual remediation work.

Our services are subject to state government ..., page 6
7. While retaining this risk factor, please revise your risk factor title to better reflect the risk involved. Specifically, it appears that the risk involved is that you are now required to obtain a Texas license.

Dilution, page 7
8. Please revise your disclosure to also present dilution information for a midpoint number of shares sold. Likewise, please revise your
Capitalization section to reflect a similar presentation.

Plan of Distribution, page 8
9. Please disclose whether affiliates may purchase units in this offering and describe any limits on the number of units that affiliates may purchase. If applicable, please revise to state whether affiliates are purchasing units for investment or resale.


Use of Proceeds, page 10
10. We note your disclosure that if you sell the maximum number of your shares, your legal, accounting and printing expenses will increase from $9,500 to $26,500. We further note that according to your disclosure in Part II, Item 2 that your legal expenses will increase from $5,000 to $19,000. If the amount of legal fees is contingent on the number of shares sold in the offering, please revise your prospectus to disclose the arrangements. Alternatively, explain to us why your legal fees would increase significantly if the maximum number of shares offered is sold.

Description of Business, page 10
11. Please substantially revise to describe how you generate revenues and how you locate customers. It appears that you primarily solicit business but that subcontractors perform the actual remediation work.
Describe your dependence on subcontractors to generate revenues and disclose the number of subcontractors that are available to work for you. Discuss whether these subcontractors work exclusively for you or if you compete with other contractors for their services.
12. We note that in Note 1 to the Financial Statements you state that you operate under the name Carpet Star of Texas and Absolute Remediation as a carpet cleaning, home restoration and mold remediation business. Further, we note that the disclosure in the prospectus describes only your mold remediation and specialty rug cleaning businesses. Please also describe your home restoration business, or advise us. In addition, please disclose the amounts of revenue derived from each of these businesses.

Business Operations, page 13
13. Please disclose how you ensure that subcontractors follow the standards that you describe.

Government Regulations, page 14
14. We note that in the last sentence you state that you have taken the required exam. Please revise to state whether you have also paid the license fee. Further, please disclose whether you ensure that subcontractors are licensed and certified to perform mold remediation.




Management`s Discussion and Plan of Operations, page 15
15. Please revise your plan of operation discussion to include an overview of how have generated revenues since inception and how you plan to generate revenues in the next 12 months. Please also disclose significant costs and expenses incurred thus far and that you expect to incur in the next 12 months. Describe your current marketing projects and specifically how you intend to grow your business in the next 12 months. Please disclose the amount you will need to continue operations for the next 12 months, how you will raise the required financing in the event you do not raise the minimum in this offering, and the impact on your business if you fail to raise the required amount.

Background of Directors and Executive Officers, page 17
16. Please revise Mr. Buley`s background to name the water and fire restoration company where he was employed as a manager.

Securities Being Offered, page 19
17. We note that in the third paragraph you state that existing stockholders have no preemptive rights; however, Article Ten in your
Articles of Incorporation describes the preemptive rights of stockholders. Please revise or advise us.

Financial Statements

Statement of Income
18. Since you have incurred losses in each audited period
presented
you should title your earnings statement "statement of operations" rather than "statement of income." Please revise the titles for both
2004 and 2005 accordingly.  Please refer to AICPA Technical
Practice
Aid 1200.04 for guidance.   You should similarly revise the
listing
of audited financial statements as described in the introductory paragraph of each of your audit reports to conform to your revised presentation.

Notes to the Financial Statements-December 31, 2004

Note 1 - Nature of Activities and Significant Accounting Policies

Accounts Receivable
19. Please disclose the amount of your allowance for doubtful accounts on the face of the balance sheet or in a footnote.

Note 5 - Income Taxes
20. Please disclose the amount and expiration date of your net operating loss carry forward. See paragraph 48 of SFAS 109.

Part II

Undertakings, page 2
21. Please revise your undertakings to include the undertakings of
Item 512(a)(4) and (g) of Regulation S-B.

Exhibits, page 3
22. Please revise your exhibit index and the numbering of your exhibits to conform to the requirements of Item 6, Description of Exhibits, of Form SB-1 and of Part III, Item 2, Description of Exhibits, of Form 1-A, Offering Circular Model B. For example, the legal opinion should be designated exhibit 11.

***

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sarah Goldberg, Accountant, at (202) 551-
3340
or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if
you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at
(202) 551-3342 or Peggy Kim, Senior Staff Attorney, at (202) 551-
3411
or me at (202) 551-3720 with any other questions.


      					Sincerely,



      					H. Christopher Owings
      Assistant Director


cc: 	J. Hamilton McMenamy, Esq.
	FAX (214) 361-8244

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Reed T. Buley
Slopestyle Corporation
March 27, 2006
Page 1